UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TERRACE VENTURES INC.
(Name of Issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

88101U 304
 (CUSIP Number)

PATRICIA HATCH
18555 2nd Avenue,
Surrey, British Columbia, Canada  V3S 9S8
(604) 889-8964
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2014
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88101U 304

1.	Names of Reporting Person: PATRICIA HATCH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
a. [ ] b. [ ] NOT APPLICABLE

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: CANADA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 2,128,016 shares of common stock

8.	Shared Voting Power: N/A

9.	Sole Dispositive Power: 2,128,016 shares of common stock

10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,128,016 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 6.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 88101U 304

ITEM 1.            SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is Shares of Common Stock, par value $0.001 per share, of Terrace Ventures Inc. (the “Issuer”).  The principal executive office of the Issuer is located at Suite 201, 810 Peace Portal Drive, Blaine, WA  98230.

ITEM 2.            IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Patricia Hatch (the “Reporting Person”).  The business address of the Reporting Person is at 18555 2nd Avenue, Surrey, British Columbia, Canada  V3S 9S8.

The Reporting Person is a retired businesswoman.

The Reporting Person does not hold, and has not previously held, any directorships in any other reporting companies.

During the past five years, the Reporting Person has not been:

(a)	convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or

(b)	a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a Canadian citizen.

ITEM 3.            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person is the beneficial owner of 2,128,016 shares of Common Stock of the Issuer (the “Shares”).

On March 24, 2014 the Reporting Person acquired the Shares as beneficiary of the Estate of George Hatch, not for any valuable consideration and not otherwise pursuant to any transaction constituting a “trade” under applicable Canadian securities laws.   The Shares were transferred pursuant to Regulation S promulgated under the United States Securities Act of 1933, as amended.

ITEM 4.            PURPOSE OF TRANSACTION.

On March 24, 2014 the Reporting Person acquired the Shares as beneficiary of the Estate of George Hatch, not for any valuable consideration and not otherwise pursuant to any transaction constituting a “trade” under applicable Canadian securities laws.  The Shares were transferred pursuant to Regulation S promulgated under the United States Securities Act of 1933, as amended.

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

CUSIP No. 88101U 304

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.            INTEREST IN SECURITIES OF THE ISSUER.

(a)           Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Person beneficially owns 2,128,016 Shares of Common Stock of the Issuer.  The 2,128,016 Shares of Common Stock are held directly by the Reporting Person.

The 2,128,016 Shares of Common Stock beneficially owned by the Reporting Person represents approximately 6.4% of the Issuer’s outstanding Shares of Common Stock based on 33,160,660 Shares of Common Stock outstanding as at March 20, 2014.

(b)           Power to Vote and Dispose of the Issuer Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by her and has the sole power to dispose of or to direct the disposition of the Shares held by her.

(c)           Transactions Effected During the Past 60 Days:

The Reporting Person has not acquired or disposed of any other securities of the Company in the preceding 60 days.

(d)           Right of Others to Receive Dividends or Proceeds of Sale:

No person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Shares other than the Reporting Person.

(e)           Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.            CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.            MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 88101U 304

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 2014
Date
/s/ Patricia Hatch
Signature
PATRICIA HATCH
Name/Title